Canadian Oil Sands

03 JAN -7 AM 10:10

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

January 2, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC
20549 USA

03003203

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release of Canadian Oil Sands Trust, issued November 29, 2002, which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/aw
Encl.

Canadian Oil Sands Limited • 2500 First Canadian Centre • 350 – 7th Avenue S.W. • Calgary, Alberta T2P 3N9 Canada • Bus: (403) 218-6222 Fax: (403) 218-6210
www.cos-trust.com

Canadian Oil Sands

03 JAN -7 AM

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust announces its 2003 budget

Calgary, November 29, 2002 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced its 2003 operating budget and Stage 3 expansion capital budget.

The highlights of the 2003 operating budget include a production forecast for Syncrude of 85 million barrels of Syncrude Sweet Blend ("SSB") for an average of 50,600 barrels per day net to the Trust. The Trust is expecting a budget operating cost averaging approximately $16.50 per barrel in 2003. This total estimated cost includes a budget production cost, excluding energy, of $258 million net to the Trust, or an average of approximately $14.00 per barrel. The production forecast and operating costs include one coker turnaround, which is scheduled for the first quarter of 2003. Purchased energy, comprised primarily of natural gas at approximately 0.6 thousand cubic feet per barrel of SSB produced, is expected to total $44 million, or an average of approximately $2.40 per barrel, excluding hedges. Additional expenses related primarily to the start-up of the Stage 3 Aurora 2 mining train are anticipated to add approximately $0.10 per barrel.

The Trust's capital budget for 2003 is anticipated to reach $483 million, and has been approved by Canadian Oil Sands' Board of Directors. The Stage 3 expansion represents $410 million of this total, and the balance represents "Sustaining" capital of $47 million, "Base Mine Replacement" of $9 million, "Return on Investment" ("ROI") projects of $13 million, and "Other" costs of $4 million. A multi-year plan, including this 2003 capital budget, is detailed in the table below. The projected costs beyond 2003 have not yet been approved by the Syncrude joint venture owners or by Canadian Oil Sands' Board of Directors.

- more -

Syncrude Capital Budget Forecast [1]
($ millions)

	2001	2002	2003	2004	2005	Total
Stage 3 Capital [2]	488	1,590	1,885	1,427	92	5,482
Sustaining	306	205	218	205	240	1,174
Base Mine Replacement [3]	-	9	43	440	255	747
ROI	32	24	58	47	36	197
Other [4]	-	5	18	124	138	285
Total Syncrude Capital	826	1,833	2,222	2,243	761	7,885

[1] Canadian Oil Sands Trust holds a 21.74 per cent interest in Syncrude.
[2] Stage 3 Capital, combined with $188 million of project costs, which must be expensed under GAAP, results in total estimated Stage 3 project costs of $5,670 million.
[3] No mine replacement costs are anticipated after 2006 until the 2020 time frame.
[4] Other refers to costs associated with future expenses, primarily related to environmental projects and Stage 4, both of which are in the initial planning stage.

The total estimated cost to Syncrude for the Stage 3 expansion is $5,670 million, or $1,233 million net to the Trust, consistent with the Trust's prior announcement in September 2002. The gross amount is comprised of $690 million for Aurora 2, the upstream mining and extraction portion of Stage 3, and $4,980 million for the upgrader expansion (UE-1). Although further engineering work has identified some potential cost saving measures of $100 to $200 million for the project, field construction productivity risks and other minor uncertainties support the Trust's best estimate of $5,670 million.

Aurora 2 is scheduled for completion in the fourth quarter of 2003, while completion of UE-1 is scheduled for the first quarter of 2005. Construction of the new Aurora 2 mining train is well advanced and on schedule with approximately 40 per cent of the work completed, while UE-1 reached 80 per cent completion of its overall engineering in October with construction now underway. To the end of October 2002, Syncrude has expended $1,727 million on the Stage 3 expansion, or $375 million net to the Trust.

"With much of the engineering work now complete, the joint venture owners are confident that Syncrude will be able to steward to this revised cost level through to the completion of the Stage 3 expansion," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We expect this investment to contribute substantial growth in the Trust's cash flow by boosting production over 50 per cent from a current level of approximately 50,000 barrels per day to average about 77,000 barrels per day following completion of Stage 3."

- more -

Mr. Coutu added, "the Trust is entering the most capital intensive period of the Syncrude 21 expansion plan in a healthy financial position. Our forecast for operations in 2003, combined with stable oil prices, our existing credit facilities and the new equity flowing from our premium distribution reinvestment plan, should support our funding for the Stage 3 expansion."

It is noteworthy that the Stage 3 capital cost estimate includes various expenditures aimed at further improving environmental and operating performance, and product quality from the base plant. These improvements account for about $1.4 billion, or $300 million net to the Trust, of the total project investment of approximately $5.7 billion. Excluding these costs reveals that Syncrude is adding SSB productive capacity for approximately $41,000 per barrel.

"Syncrude has a long history of responsible environmental stewardship, focusing on energy efficiency and the reduction of atmospheric emissions," said Mr. Coutu. "The new technologies applied in Stage 3 also aim to further reduce carbon dioxide emissions per barrel, consistent with the thrust of the Kyoto protocol to reduce greenhouse gas emissions."

Syncrude has reduced carbon dioxide emissions by 17 per cent per barrel over the past 10 years and plans to further this trend by another 10 per cent per barrel reduction over the next decade, much of which is expected to be achieved through the efficiencies of the Stage 3 expansion.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion, the anticipated operating results for the remainder of 2002 and beyond; the capital budget forecast for 2002 to 2005 inclusive; the anticipated production levels and production costs for 2003; the production levels following the completion of the Stage 3 expansion; and the Trust's method of funding the additional increase in capital costs. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; whether the Kyoto accord is ratified and implemented and the specifics of such implementation; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Nieuwesteeg
Manager, Investor relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust announces its 2003 budget

***Calgary, November 29, 2002** (TSX -- COS.UN)* — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced its 2003 operating budget and Stage 3 expansion capital budget.

The highlights of the 2003 operating budget include a production forecast for Syncrude of 85 million barrels of Syncrude Sweet Blend ("SSB") for an average of 50,600 barrels per day net to the Trust. The Trust is expecting a budget operating cost averaging approximately $16.50 per barrel in 2003. This total estimated cost includes a budget production cost, excluding energy, of $258 million net to the Trust, or an average of approximately $14.00 per barrel. The production forecast and operating costs include one coker turnaround, which is scheduled for the first quarter of 2003. Purchased energy, comprised primarily of natural gas at approximately 0.6 thousand cubic feet per barrel of SSB produced, is expected to total $44 million, or an average of approximately $2.40 per barrel, excluding hedges. Additional expenses related primarily to the start-up of the Stage 3 Aurora 2 mining train are anticipated to add approximately $0.10 per barrel.

The Trust's capital budget for 2003 is anticipated to reach $483 million, and has been approved by Canadian Oil Sands' Board of Directors. The Stage 3 expansion represents $410 million of this total, and the balance represents "Sustaining" capital of $47 million, "Base Mine Replacement" of $9 million, "Return on Investment" ("ROI") projects of $13 million, and "Other" costs of $4 million. A multi-year plan, including this 2003 capital budget, is detailed in the table below. The projected costs beyond 2003 have not yet been approved by the Syncrude joint venture owners or by Canadian Oil Sands' Board of Directors.

- more -

Syncrude Capital Budget Forecast [1]
($ millions)

	2001	2002	2003	2004	2005	Total
Stage 3 Capital [2]	488	1,590	1,885	1,427	92	5,482
Sustaining	306	205	218	205	240	1,174
Base Mine Replacement [3]	-	9	43	440	255	747
ROI	32	24	58	47	36	197
Other [4]	-	5	18	124	138	285
Total Syncrude Capital	826	1,833	2,222	2,243	761	7,885

[1] Canadian Oil Sands Trust holds a 21.74 per cent interest in Syncrude.
[2] Stage 3 Capital, combined with $188 million of project costs, which must be expensed under GAAP, results in total estimated Stage 3 project costs of $5,670 million.
[3] No mine replacement costs are anticipated after 2006 until the 2020 time frame.
[4] Other refers to costs associated with future expenses, primarily related to environmental projects and Stage 4, both of which are in the initial planning stage.

The total estimated cost to Syncrude for the Stage 3 expansion is $5,670 million, or $1,233 million net to the Trust, consistent with the Trust's prior announcement in September 2002. The gross amount is comprised of $690 million for Aurora 2, the upstream mining and extraction portion of Stage 3, and $4,980 million for the upgrader expansion (UE-1). Although further engineering work has identified some potential cost saving measures of $100 to $200 million for the project, field construction productivity risks and other minor uncertainties support the Trust's best estimate of $5,670 million.

Aurora 2 is scheduled for completion in the fourth quarter of 2003, while completion of UE-1 is scheduled for the first quarter of 2005. Construction of the new Aurora 2 mining train is well advanced and on schedule with approximately 40 per cent of the work completed, while UE-1 reached 80 per cent completion of its overall engineering in October with construction now underway. To the end of October 2002, Syncrude has expended $1,727 million on the Stage 3 expansion, or $375 million net to the Trust.

"With much of the engineering work now complete, the joint venture owners are confident that Syncrude will be able to steward to this revised cost level through to the completion of the Stage 3 expansion," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We expect this investment to contribute substantial growth in the Trust's cash flow by boosting production over 50 per cent from a current level of approximately 50,000 barrels per day to average about 77,000 barrels per day following completion of Stage 3."

- more -

Mr. Coutu added, "the Trust is entering the most capital intensive period of the Syncrude 21 expansion plan in a healthy financial position. Our forecast for operations in 2003, combined with stable oil prices, our existing credit facilities and the new equity flowing from our premium distribution reinvestment plan, should support our funding for the Stage 3 expansion."

It is noteworthy that the Stage 3 capital cost estimate includes various expenditures aimed at further improving environmental and operating performance, and product quality from the base plant. These improvements account for about $1.4 billion, or $300 million net to the Trust, of the total project investment of approximately $5.7 billion. Excluding these costs reveals that Syncrude is adding SSB productive capacity for approximately $41,000 per barrel.

"Syncrude has a long history of responsible environmental stewardship, focusing on energy efficiency and the reduction of atmospheric emissions," said Mr. Coutu. "The new technologies applied in Stage 3 also aim to further reduce carbon dioxide emissions per barrel, consistent with the thrust of the Kyoto protocol to reduce greenhouse gas emissions."

Syncrude has reduced carbon dioxide emissions by 17 per cent per barrel over the past 10 years and plans to further this trend by another 10 per cent per barrel reduction over the next decade, much of which is expected to be achieved through the efficiencies of the Stage 3 expansion.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion, the anticipated operating results for the remainder of 2002 and beyond; the capital budget forecast for 2002 to 2005 inclusive; the anticipated production levels and production costs for 2003; the production levels following the completion of the Stage 3 expansion; and the Trust's method of funding the additional increase in capital costs. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; whether the Kyoto accord is ratified and implemented and the specifics of such implementation; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Nieuwesteeg
Manager, Investor relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com